UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

April 30, 2018
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

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6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
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Common Stock
(Title of each class of securities issued pursuant to Regulation A)
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Item 1. Fundamental Changes

Identification of Property for Investment

On April 10, 2018, Cottonwood Residential O.P., LP, entered into a purchase agreement to acquire Parc Westborough, a multifamily apartment community built in 2016 and located in Westborough, MA, a suburb of Boston, MA. The purchase price is $65,500,000. Parc Westborough is a multifamily garden style apartment community situated on 19.82 acres. The property contains four, four-story residential buildings consisting of a total of 250,945 square feet of living space. There are 249 apartment units, which include one, two and three bedroom floor plans. There are also numerous amenities including, among other things, an expansive clubhouse, resident lounge and game room, fitness center, dog spa, common area wi-fi, saltwater pool, wading pool, outdoor grilling area and fire pit, and a kids play area and playground. In accordance with its zoning permit, Parc Westborough is to offer 25% of its units as affordable.

Pursuant to the Investment Policy Agreement, Cottonwood Residential O.P., LP has identified Parc Westborough as an asset for us to invest in through a joint venture with Cottonwood Residential O.P, LP.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Executive Vice President, Secretary & General Counsel

Date:   April 30, 2018